UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

BreitBurn Energy Partners L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

106776107
(CUSIP Number)

John C. Cirone Quicksilver Resources Inc. 777 West Rosedale Street Fort Worth, Texas 76104 (817) 665-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	106776107

1	NAMES OF REPORTING PERSONS Quicksilver Resources Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 21,347,972 Common Units
NUMBER OF SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 21,347,972 Common Units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,347,972 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.45%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	106776107

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed by Quicksilver Resources Inc. with the SEC on January 17, 2008, as amended by that certain Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) filed with the SEC on October 31, 2008, as amended by that certain Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) filed with the SEC on December 23, 2008, as amended by that certain Amendment No. 3 to the Schedule 13D (“Amendment No. 3”) filed with the SEC on April 7, 2009, as amended by that certain Amendment No. 4 to the Schedule 13D (“Amendment No. 4”) filed with the SEC on May 1, 2009 (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Schedule 13D”).  This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Annex I attached to the Schedule 13D is amended to delete all information relating to James A. Hughes who is no longer a director of the Reporting Person.

Item 4. Purpose of Transaction

Item 4 is amended by deleting the last paragraph thereof and adding the following:

On June 18, 2009, the Reporting Person sent a letter to the Board of Directors of the Issuer, which, among other things, expresses the Reporting Person’s concern with the decision by the Issuer’s Board of Directors (the “Board”) to file a shelf registration statement for debt or equity securities of the Issuer.  The Reporting Person believes the filing of this registration statement continues to demonstrate that the Board is out of touch with the concerns of unitholders. A copy of the letter is attached hereto as Exhibit F and is incorporated herein by reference.

Except as set forth above, the Reporting Person does not have, as of the date of this Amendment No. 5, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management and the board of directors of the general partner of the Issuer, other holders of Common Units and other relevant parties concerning the business, operations, strategy and future plans of the Issuer and the management and board composition of the general partner of the Issuer. The Reporting Person may change its plans or proposals in the future. Depending on various factors including, without limitation, the Issuer’s financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, the outcome of the litigation referenced above, actions taken by the management and board of directors of the general partner of the Issuer, price levels of the Common Units, general economic conditions and regulatory matters, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking representation on the board of directors of the general partner of the Issuer, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer and its subsidiaries, purchasing additional Common Units, selling some or all of its Common Units or engaging in short selling of or any hedging or similar transaction with respect to the Common Units, to the extent permitted under applicable law. The Reporting Person reserves the right to change its intention with respect to any or all of the matters referred to in this Item 4.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended to include the following exhibit:

Exhibit F                  Letter from the Reporting Person dated June 18, 2009.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 18, 2009

QUICKSILVER RESOURCES INC.

By:	/s/ John C. Cirone
John C. Cirone
Senior Vice President

EXHIBIT INDEX

Exhibit F	Letter from the Reporting Person dated June 18, 2009.

Exhibit F

June 18, 2009

By Fax and Certified Mail

The Board of Directors
BreitBurn GP, LLC
515 S. Flower Street, Suite 4800
Los Angeles, CA 90071

Dear Members of the Board:

Quicksilver Resources Inc. (“Quicksilver”) is the owner of approximately 40.45% of the outstanding common units representing limited partner interests (the “Common Units”) of BreitBurn Energy Partners L.P. (“BreitBurn LP” or the “Partnership”).  As the largest unitholder of the Partnership, we are extremely concerned by the Board of Directors’ (the “Board’s”) decision to file a shelf registration statement for equity or debt securities of the Partnership.  We believe the filing of this registration statement continues to demonstrate that the Board is out of touch with the concerns of unitholders.

We do not believe that the Board should consider the sale of equity securities at the Partnership’s currently depressed unit price.  We further believe that the incurrence of additional debt would allow the Board to potentially pursue further inappropriate and expensive acquisitions like the Provident Transaction which left the Partnership with an overleveraged balance sheet and ultimately resulted in the suspension of quarterly distributions.  As you may recall, in our April 30, 2009 letter, we called upon the Board to significantly reduce BreitBurn LP’s debt and operating expenses in order to improve liquidity and restore profitability.  Instead, the Board has responded with a potential ill-advised capital raising strategy.

We hope the Board has not lost sight of the fact that master limited partnerships are designed to distribute most of their cash flow to the unitholders.  That was certainly the attraction for Quicksilver Resources to invest in the Partnership in 2007, and we presume that is an important attraction for BreitBurn LP’s other unitholders as well.  Stating the obvious, issuing more shares means less distribution per unit, if and when the Board chooses to re-instate the quarterly distribution.  With the units clearly trading well below their intrinsic value, we believe an equity offering will not only have a dilutive effect for existing unitholders, but will also result in the further decline of the Partnership’s unit price over the long term.  We question whether the real motivation for a future equity offering has more to do with diluting existing unitholders in order to further entrench the existing Board, given the Board’s adoption of a poison pill in December 2008 and certain amendments to the Partnership’s and the general partners’ organization documents in June 2008, which severely impaired the rights of unitholders.

BreitBurn GP, LLC
June 18, 2009

As of April 30, 2009, BreitBurn LP has approximately $693.0 million outstanding under its credit facility.  With the recent suspension of quarterly distributions, due to the Partnership’s debt exceeding 90% of its borrowing base, we believe that now is the time to utilize existing cash flow to repay existing debt in order to restore the distribution.  In our opinion, the strategic focus of the Partnership should be on reducing general and administrative expenses, keeping capital expenditures to maintenance levels and fully utilizing its hedge positions by monetizing a portion of its hedge portfolio to generate cash flow. It is not the time to issue new equity securities or incur additional debt.  The  Partnership is more than sufficiently leveraged and the incurrence of additional debt at higher interest costs will expose the Partnership to greater risk of default, the imposition of more restrictive debt covenants, and, we believe, could  be utilized as a further  entrenchment device by senior management and the Board.

In our opinion, any proposed offerings would be short-sighted and will not maximize unitholder value.  Instead, we believe that an equity offering will only further disenfranchise existing unitholders and a debt offering will limit the Partnership’s options to respond to competitive pressures or a further downturn in business.  As fiduciaries to all unitholders, the Board must reconsider its decision and withdraw the shelf registration statement.

Very truly yours, /s/ Glenn Darden Glenn Darden